September 13, 2013

VIA EXPRESS DELIVERY AND EDGAR

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012
FILE NUMBER: 1-13908

Dear Mr. West:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated July 31, 2013, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) of the Company, filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 22, 2013.

The Company is filing, via EDGAR, this letter setting forth the Company's responses to the Commission's comments regarding the above filing. Enclosed as well are two hard copies of the Company's response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 13, 2013
Mr. Hugh West

Item 1A. Risk Factors, page 10

We operate in an industry that is highly regulated . . . , page 12

1.
Please revise future filings, where appropriate, to identify your primary regulators. Also, disclose your minimum capital requirements, such as those mentioned in the second paragraph of this risk factor and the second paragraph on page 21.

Response to Comment 1

In future Form 10-K filings, the Company will provide additional disclosure identifying our primary regulators. At December 31, 2012, our minimum net capital requirements aggregated to approximately $315 million. The Company will also include our minimum net capital requirements in future Form 10-K filings and will update this disclosure in its future forms 10-Q if there are significant changes to the amount.

Changes in the distribution channels on which we depend . . . , page 16

2.
Please revise future filings to quantify the “significant portion” of your investment products that are sold through financial intermediaries, mentioned in the first sentence of this risk factor. Also, identify any “major distributors” who are considered material to the company.

Response to Comment 2

In future Form 10-K filings, the Company will revise its disclosure to indicate that substantially all of our retail investment products are distributed through third-party financial intermediaries, including traditional broker-dealers, fund "supermarkets," retirement platforms, financial advisors, banks, insurance companies and trust companies. No single one of these intermediaries is material to our business. Our institutional investment products are not typically sold through intermediaries or third parties, and instead are distributed through internal regional sales forces directly to clients around the world.

Bermuda law differs from the laws in effect in the United States, page 18

3.
Please revise future filings to discuss any risks associated with the enforcement of civil liabilities under United States federal securities laws and to describe the “limited circumstances” in which shareholders have rights to take action against directors or officers of the company under Bermuda law.

Response to Comment 3

In future Form 10-K filings, the Company will revise the disclosure to discuss risks associated with the enforcement of civil liabilities under United States federal securities laws and to describe the limited circumstances in which shareholders have rights to take action against directors or officers of the company under Bermuda law.

September 13, 2013
Mr. Hugh West

We have anti-takeover provisions . . . , page 18

4.	Please revise future filings to describe the anti-takeover provisions in your Bye-laws.

Response to Comment 4

In future Form 10-K filings, the Company will revise the disclosure to describe the anti-takeover provisions in our Bye-laws.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Assets Under Management, page 27

5.
We note you present your assets under management (AUM) by channel, asset class, and client domicile and the average mix of active and passive AUM for the last three fiscal years in the tables provided on pages 30 through 35. We also note your discussion beginning on page 38 that investment management fees for products offered in the retail distribution channel are generally calculated as a percentage of the daily average asset balances, and for products offered in the institutional and private wealth management distribution channel, fees also vary in relation to the level of client assets managed. Finally, we note that retail products offered outside of the U.S. do not generate a separate distribution fee, as the quoted management fee rate is inclusive of these products. In an effort to provide more transparent disclosures regarding trends in investment management fees, please revise the tables referred to above to include your average AUM by channel, asset class and client domicile.

Response to Comment 5

In future filings, beginning with our next Form 10-Q, the Company will disclose average AUM by asset class, a disclosure which will be more consistent with industry peers.  Note that we calculate average AUM using daily averages for the AUM from which the related revenue is calculated as a percentage of average daily AUM, such as mutual fund-type investment products offered to retail investors. (Retail AUM arises from client investments into funds available to the public with shares or units). Our total average AUM calculation also consists of monthly averages for institutional AUM, as the related institutional revenue is generally calculated using end-of-period AUM balances as its basis.  (Institutional AUM originates from individual corporate clients, endowments, foundations, government authorities, universities, or charities). We believe the level of precision in a daily average AUM calculation, where appropriate, is useful and more closely aligned to the related management fee revenue, and we desire to be consistent in our use of daily average AUM in any other disclosures requiring average AUM that we plan to use.  Currently, we are able to provide an average AUM disclosure utilizing daily average AUM, where applicable, by asset class.  Unfortunately, due to our AUM reporting system limitations, we do not currently consolidate daily average AUM by distribution channel or client domicile, and we are therefore unable to disclose these average AUM amounts.
Our AUM reporting infrastructure is maintained in a separate and distinct system from our general ledger. Investment management fee information, on the other hand, is recorded directly into our general ledger system. We have built internal controls to assess the accuracy of revenue data that we receive from external systems, such as transfer agency systems, which is then input into our general ledger for purposes of recording

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Mr. Hugh West

our management fees. Retail management fees, for example, are calculated in the transfer agency systems, on a product-by-product basis, as a percentage of the daily average AUM balances. The fee information is then loaded into our general ledger; the AUM information is not.

It should be noted that our current AUM disclosure of rollforward activity and ending balances by distribution channel presents consolidated and reported AUM by type of sales team (our internal distribution channels). In other words, AUM amounts disclosed as retail channel AUM represents AUM distributed by our retail sales team; whereas AUM amounts disclosed as institutional channel AUM represents AUM distributed by our institutional sales team. This has traditionally been a good proxy for capturing AUM by retail or institutional vehicle type. Since 2005, when we adopted our strategy to become an integrated global asset manager, one of the steps we took to unify our business and present the organization as a single firm to our clients around the world included increased efforts to cross-sell our investment capabilities globally and better integrate our sales forces. As a result, our retail and institutional sales forces are able to sell products that cross over traditional delineations of retail or institutional vehicle types. Therefore, not all products sold in the disclosed retail distribution channel are "retail" products, and not all products sold in the disclosed institutional channel are "institutional" products. This evolution has led the Company to review its AUM disclosures and to contemplate alternative AUM presentations.

In summary, we have built an AUM reporting infrastructure that can produce average daily AUM by asset class. As discussed above, we are currently reviewing our distribution channel AUM reporting framework. We are also reviewing the automation of data that would allow us to consolidate daily average AUM, where applicable, for the client domicile AUM breakout. At this time, therefore, we propose not to include disclosure of average AUM by these categories in our filings until we complete our analysis.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 67

AUM Market Price Risk, page 67

6.
We note your disclosure, as it relates to market risk, that declines in equity or fixed income security market prices could cause revenues to decline. Please expand your disclosure to include a sensitivity analysis that demonstrates the impact that changes in the fair value of your managed assets could have on your results of operations (e.g. revenues and net income, etc.).

Response to Comment 6

We derive substantially all of our revenues from investment management contracts with clients. Under these contracts, the investment management fees paid to us are typically based on the market value of AUM. AUM may decline for various reasons, including price declines in the securities markets generally, price declines in the market segments in which those assets are concentrated, or by the strengthening of the U.S. dollar relative to the foreign currencies in which our foreign AUM is denominated. Declines in the market value of the assets in the funds and accounts managed would decrease AUM (and therefore revenues). For any period in which revenues decline, our operating margin and net income may decline by a greater proportion because certain expenses remain fixed. Approximately 43% of our total AUM were invested in equity securities and approximately 57% were invested in fixed income and other investments at December 31, 2012. We cannot predict whether volatility in the markets will result in substantial or sustained declines in

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Mr. Hugh West

the securities markets generally or result in price declines in market segments in which our AUM are concentrated. Any of the foregoing could negatively impact our revenues, income and operating margin.
In future Form 10-K filings, the Company will expand the disclosure to include a sensitivity analysis that demonstrates the impact that changes in the fair value of our managed assets could have on our results of operations. Such sample additional disclosure is presented in italics below:

Assuming the revenue yield on AUM for the year remains unchanged, a 20% decline in the average AUM for the year would result in a corresponding decline in revenue. Certain expenses including distribution and compensation expenses may not vary in proportion with the changes in the market value of AUM. As such, the impact on operating margin or net income of a decline in the market values of AUM may be greater or less than the percentage decline in the market value of AUM.

Securities Market Risk, page 67

7.
We note you disclose the carrying value of financial instruments carried at fair value if the fair value were to increase or decrease by 20%. Please revise this disclosure in your future filings to also disclose the potential impact of the 20% increase and decrease on future earnings.

Response to Comment 7

In future Form 10-K filings, we will expand the disclosure to discuss the potential impact on net income of the increase and decrease in the fair value of financial instruments carried at fair value.

Item 8. Financial Statements and Supplementary Data, page 70

Notes to the Consolidated Financial Statements, page 81

Note 1 - Accounting Policies, page 81

Basis of Accounting and Consolidation, page 81

8.
In future filings, please revise your consolidation policy to provide a more detailed explanation of the process you undertake to assess each of the private equity and real estate funds in which you are the general partner and/or manage through a contract. Clarify, if correct, that you first assessed each private equity and real estate fund to determine whether the fund meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. In addition, identify how many of your unconsolidated funds are voting interest entities (VOEs) as opposed to VIEs.

Response to Comment 8

In future Form 10-K filings, the Company will revise the consolidation policy to provide a more detailed explanation of the process for assessing each private equity and real estate fund in which the Company is the general partner or manager. Our disclosure will clarify that we do assess if the partnership meets the definition of a VIE in accordance with ASC 810-10-15-14.

September 13, 2013
Mr. Hugh West

We earn fees from providing professional services to thousands of investment products. We inventory our funds by vehicle type before performing a consolidation analysis. Generally, the more complex the fund structure, the more susceptible it is to consolidation, and the more detailed is our consolidation analysis.

The Company has an internal control in place whereby all new funds created from quarter-to-quarter are evaluated for consolidation based upon a variety of factors, including the legal form of the investment vehicle, the management/performance fee structure, and any investment the Company may have in the fund. Certain fund vehicle-types are more susceptible to consolidation due to the combination of these factors. A detailed consolidation evaluation is performed for each new private equity and real estate partnership, for example, due to their more complex structures and the combination of these other factors. This evaluation includes a detailed review of the terms of the fund's governing documents and a comparison of the significant terms against the consolidation criteria in ASC 810, including a determination of whether the fund is a VIE or a VOE.

For those private equity and real estate funds that are determined to be VIEs, the company evaluates the structure of the partnership to determine if it is the primary beneficiary of the investment product. This evaluation includes assessing the rights of the limited partners to transfer their economic interests in the investment product. If the limited partners' lack rights to manage their economic interests, they are considered to be de facto agents of the company, resulting in the company determining that it is the primary beneficiary of the investment product. Non-VIE general partnership investments are deemed to be controlled by the company and are consolidated under a VOE model, if material, unless the limited partners (i) have the substantive ability to remove the general partner without cause based upon a simple majority vote or can otherwise dissolve the partnership, or (ii) have substantive participating rights over decision-making.

Certain other fund vehicle-types, for example open-ended mutual funds, have been evaluated by the Company to be less susceptible to consolidation due to their nature and structure. The company uses quarterly control questionnaires to identify reconsideration events or to determine the presence of any unique characteristics or circumstances, such as the presence of subordinated financial support. In such cases, a more detailed evaluation of consolidation for that individual fund is performed, including the determination of the fund as a VIE or VOE, and an assessment of primary beneficiary status if the fund is determined to be a VIE.

Therefore, the Company's consolidation analysis includes an assessment of funds by vehicle type rather than beginning with an inventory of all of the Company's unconsolidated funds, on a fund-by-fund basis, as VIEs or VOEs.

Note 4 - Investments, page 98

9.
We note your disclosure that included in current investments are $113.4 million of seed money investments in affiliated funds used to seed funds as you launch new products. Please address the following:

•	Tell us how often you create these new seed investments. For example, quantify the number of new seed products created during the periods presented.

•	Describe your typical investment in the seed products. For example, clarify whether your

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Mr. Hugh West

original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

•
Tell us how you account for your initial seed investment in sponsored investment products. For example, tell us whether you consolidate the investments if you are deemed to have a controlling financial interest and how you account for the underlying individual securities. Also, discuss the circumstances when you would no longer be deemed to control the seed investment, and identify the accounting method used when the seeded investment is deconsolidated.

•	Clarify whether you determined the seeded investment funds to be VIEs or VOEs.

Response to Comment 9

Seed money investments are investments held in Invesco managed funds with the purpose of providing capital to the funds during their development periods. Investments in these products are generally made to establish a track record, meet purchase size requirements for trading blocks, comply with client-mandated investment limitations existing in client investment policies/guidelines, and/or demonstrate economic alignment with other investors in our funds. During the year ended December 31, 2012, we “seeded” 55 investment products.

A seed money investment in a new investment product may represent the majority of the investment product's equity at inception. The length of time that the Company maintains a seed money investment will vary for each new investment fund, and is dependent on how long it takes to establish a track record and to obtain a sustainable level of assets from external investors. The Company generally avoids redeeming the seed money investment before a sustainable level of assets has been obtained from external investors so as to avoid a negative impact on the new investment portfolio's net asset value or its investment performance record.

As discussed in our response to Comment 8, seed money investments in new investment products are evaluated for consolidation based upon a variety of factors, including the legal form of the investment vehicle, the management/performance fee structure, and any investment the Company may have in the fund. The Company consolidates material seed money investments in VIE investment products for which it is the primary beneficiary. Non-VIE investment products in which the Company has a controlling financial interest are consolidated under a VOE model, if material, unless external investors have (i) the substantive ability to remove the Company as the manager without cause based upon a simple majority vote or can otherwise liquidate the fund, or (ii) substantive participating rights over decision-making. Upon consolidation, the underlying securities in the consolidated funds are carried at fair value with gains and losses recorded through the consolidated statement of income in non-operating income. We will deconsolidate a fund when we redeem our investment in the fund, when our voting interest decreases to a minority percentage, or when we determine that we are no longer the primary beneficiary of a VIE fund structure. The carrying value of the fund's assets, liabilities, and the noncontrolling interests are deconsolidated, and any remaining interest in the fund is recorded at fair value as available-for-sale securities within Investments (seed money).

There are certain funds in which the seed money investment represents a controlling interest that the Company has not consolidated on the basis of materiality, including the temporary nature of these investments. Our investments in these funds may fluctuate above and below 50% from reporting period-to-reporting period. We do not believe that consolidating and deconsolidating a fund, simply as a result of a seed money investment, on a potentially frequent basis would provide decision-useful information to investors, especially in light of

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Mr. Hugh West

the temporary nature of these investments. Every quarter the Company evaluates the impact of consolidating majority-held seed money investments as compared to measuring its holding at fair value as an unconsolidated seed money investment balance. The evaluation is discussed with the Company's management, audit committee, and auditors. The impact is, in essence, primarily a balance sheet gross-up in which the Company's fair valued seed money investment would be removed and replaced with the fair value of the underlying securities held by the fund, along with a noncontrolling interest representing the portion of the fund owned by third parties. We have evaluated and concluded that not consolidating these investments does not materially misstate our consolidated financial statements taken as a whole.

At December 31, 2012, the gross-up described above would have resulted in an additional $25.5 million in total assets to the Company's $17.5 billion total assets (0.1%), $19.4 million in total equity to the Company's $9.0 billion total equity (0.2%), and $2.4 million in net income attributable to common shareholders to the Company's $677.1 million total net income attributable to common shareholders (0.4%). These amounts were not material to the presentation of the Company's financial position or results of operations at and as of that date. The following table summarizes the quantitative impacts of not consolidating certain investments in which the Company's ownership interest exceeded 50% on our consolidated balance sheet and statement of income as of and for the year ended December 31, 2012:

Line Item ($ in millions)	Impact to line item	Line item balance	% Impact
BALANCE SHEET
Current assets:
Cash and cash equivalents of consolidated investment products	6.5	287.8	2.3%
Accounts receivable of consolidated investment products	4.1	84.1	4.9%
Investments of consolidated investment products	112.0	—	n/a
Investments	(75.4)	363.9	(20.7)%
Total current assets	47.2	3,907.6	1.2%
Non-current assets:
Investments of consolidated investment products	7.7	4,550.6	0.2%
Investments	(29.4)	246.8	(11.9)%
Total non-current assets	(21.7)	13,584.8	(0.2)%
Total assets	25.5	17,492.4	0.1%
Current liabilities:
Other current liabilities of consolidated investment products	3.7	104.3	3.5%
Total current liabilities	3.7	2,713.0	0.1%
Total liabilities	3.7	8,443.4	—%
Equity:
Accumulated other comprehensive income, net of tax	(2.4)	530.5	(0.5)%
Equity attributable to noncontrolling interests in consolidated entities	21.8	732.2	3.0%
Total equity	19.4	9,049.0	0.2%
STATEMENT OF INCOME
Other gains/(losses) of consolidated investment products, net	5.7	(97.7)	(5.8)%
Interest income of consolidated investment products	0.9	258.5	0.3%
General and administrative expense	(1.0)	(307.2)	0.3%
Equity in earnings of unconsolidated affiliates	(0.9)	29.7	(3.0)%
Net income	4.7	587.3	0.8%
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	(2.3)	89.8	(2.6)%
Net income attributable to common shareholders	2.4	677.1	0.4%

September 13, 2013
Mr. Hugh West

Prior to consideration of qualitative factors, we viewed the impacts of the misstatement as not material. The impacts of the misstatement on key performance metrics that may influence the investment decisions of a reasonable investor (operating revenues, operating income, net income and net income attributable to our shareholders) were less than 1% of the reported amounts for the year. The balance sheet impact of consolidating these investments results in a gross-up of the assets, cash and receivables of consolidated investment products, offset by an allocation to noncontrolling interests. We do not consider the impact on the balance sheet line items to be material. Additionally, we note that there is no requirement in U.S. Generally Accepted Accounting Principles to separate investments of consolidated investment products from the Company's other investments. We provide this level of detail on our balance sheet as an elective decision, because we have made the determination that the additional line items for consolidated investment products are helpful to readers of our financial statements by providing additional information about the impact of consolidated investment products. The grossed-up balances resulting from the consolidation of investment products do not contribute to our core operating performance, and we have observed that analysts and the investment community pay little attention to balances associated with consolidated entities that are not reflective of our core operations and are not available to our shareholders. On the contrary, we are asked by analysts to deconsolidate consolidated investment products to provide clarity regarding our results of operations and financial position. We believe that our accounting policy for seed money investments is clearly articulated, along with disclosure in our Fair Value of Assets and Liabilities footnote (footnote 3 of our 2012 Form 10-K) that these balances are held "in Invesco managed funds with the purpose of providing capital to the funds during their development periods."

We also considered the following qualitative factors in concluding that the misstatement was not material to our consolidated financial statements:

•
The consolidation of these entities has the effect of grossing up our consolidated net income, with an offsetting gross-up to our net income attributable to noncontrolling interests, which resulted in an understatement of net income of less than 1%; less than 0.5% of net income attributable to common shareholders. The misstatement did not impact changes in earnings or trends or any other key metrics important to the investment community, and would not have influenced the judgment of a reasonable investor relying on our results of operations or profitability to make investment decisions. Analysts are primarily focused on indicators of our operating performance, such as operating margin, revenue yield, net income attributable to our shareholders, and AUM growth. None of these measures are significantly affected by the misstatement. Additionally, the misstatement resulted in an understatement of net income; it did not result in hiding a failure to meet analysts' consensus expectations.

•	The impact of the misstatement was 1.2% or less on total current assets, total noncurrent assets, total assets, total current liabilities, total liabilities, and total equity.

•	The misstatement did not result in any impact on the Company's compliance with regulatory or capital requirements, or debt covenants.

•	The misstatement does not involve concealment of an unlawful transaction, nor did it have any impact on management's compensation.

•
The misstatement did not have a significant impact on MD&A, which generally focuses on AUM and related revenue streams. The Company believes that the misstatements did not result in the MD&A disclosures being misleading to a reasonable investor relying on our consolidated financial statements.

September 13, 2013
Mr. Hugh West

As indicated above, every quarter the Company evaluates the impact of consolidating majority-held seed money investments as compared to measuring its holding at fair value as an unconsolidated seed money investment balance. To support a strategic initiative to build out certain investment strategies, management has requested higher levels of seed into certain new investment products in the second half of 2013 and into 2014. The seed money pipeline as of the date of this letter, for example, is over $250 million. The seed money investment balance at December 31, 2012, to contrast, was $113.4 million. Additionally, the levels of requested seed money investment into specific investment products is unprecedented for the Company. Of the 55 funds "seeded" in 2012, the average seed money investment was $1.4 million, with the largest individual fund seeded with $12 million. To contrast, there is one fund in our current seed money pipeline that individually represents $100 million of the pipeline; this individual seed investment is greater than the entire amount seeded in 2012 for the 55 funds in the aggregate. As a result, with effect in the Company's Form 10-Q for the three and nine months ended September 30, 2013, the Company will consolidate majority-held seed money investments that we deem material. When assessing materiality, we will evaluate all of the factors described above in the aggregate, in addition to the level of, and investment concentration exposure to, individual seed money investments.

In connection with the consolidation of majority-held seed money investments, we determined that we will introduce new line items into the financial statements related to the balances of the consolidated sponsored investment products. These line items will be similar to the below:

Assets of consolidated sponsored investment products
Cash
Investments
Other
Redeemable equity of consolidated sponsored investment products
Other gains/(losses) of consolidated sponsored investment products

The Company will include a dedicated footnote containing the required disclosures associated with the consolidated sponsored investment products. We believe that it will be useful to users of our financial statements to differentiate consolidated majority-held sponsored investment products from our existing consolidated investment products, in which we hold nominal interests. This distinction is important, as it will differentiate the Company's economic risk associated with each type of consolidated investment product. The Company's economic risk with respect to each investment in consolidated sponsored investment products and consolidated investment products is limited to its equity ownership and any uncollected management fees. Therefore, gains and losses arising from nominally-held consolidated investment products do not have a significant impact on the Company's results of operations, liquidity, or capital resources. Gains and losses arising from material majority-held consolidated sponsored investment products could have a significant impact on the Company's results of operations, as the Company has greater economic risk associated with its seed money investment.

Note 9 - Debt, page 102

10.
We note that in connection with the Senior Notes issued in November 2012 that you (Parent) have fully and unconditionally guaranteed those securities. We also note from the related Indenture (filed as Exhibit 4.1 in your Form 8-K on November 9, 2012) that certain other subsidiaries are identified as guarantors as well. Explain to us why financial statements or condensed consolidating financial

September 13, 2013
Mr. Hugh West

information, as required by Rule 3-10 of Regulation S-X, were not required to be filed or included in your financial statements. Please provide us with the specific authoritative guidance you used to support your conclusion and revise your future filings to clarify that there are additional guarantors.

Response to Comment 10

On November 8, 2012, Invesco Finance PLC (the “Issuer”), an indirect, wholly-owned finance subsidiary of Invesco Ltd. (the “Parent”), completed its registered public offering of $600.0 million principal amount 3.125% Senior Notes due 2022 (the “2022 Notes”).  The 2022 Notes were originally guaranteed, on an unsecured senior basis, by the Parent and certain of its subsidiaries - Invesco Finance, Inc., IVZ, Inc., Invesco Management Group, Inc., Invesco Advisors, Inc., Invesco Holding Company Limited and Invesco North American Holdings, Inc. (collectively, the “Guarantors”).  Section 13.04 of the 2022 Notes Indenture outlines certain events, defined in the 2022 Notes Indenture as the Guarantee Release Events, the occurrence of which result in the automatic discharge and release of the Guarantors (other than the Parent) of their obligations to guarantee the 2022 Notes, without any further action required on the part of, among others, the Trustee of the 2022 Notes Indenture.  The terms of the Indenture, including a summary of the Guarantee Release Events, were included in the Parent's final Prospectus Supplement dated November 5, 2012, and were filed with the Commission on the same date.

On December 12, 2012, the Guarantee Release Event occurred after Invesco Holding Company Limited, a subsidiary of the Parent, had completed the redemption of its $333.5 million principal amount 5.375% Senior Notes due 2013 and its $197.1 million principal amount 5.375% Senior Notes due 2014 and the Guarantors (other than the Parent) had been released as borrowers or guarantors under the Credit Facility (as defined in the 2022 Notes Indenture).  The Parent filed a Current Report on Form 8-K in respect of the redemptions on December 13, 2012. Therefore, by December 31, 2012, the sole remaining guarantor of the company's 2022 Notes was Invesco Ltd. No amendment to the 2022 Notes Indenture was required as a result of the occurrence of a Guarantee Release Event and the subsequent discharge and release of the Guarantors described above.

We note that Rule 3-10(a)(1) of Regulation S-X provides the general rule that "[e]very issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X." Rule 3-10 paragraphs (b) through (f) provide exceptions to that general rule and permit modified financial information in a parent company's period reports under specified circumstances. In keeping with the treatment we outlined in correspondence with the Staff in the fall of 2011, we determined that Rule 3-10(b) provides the appropriate reporting for Invesco.

Note 20 - Consolidated Investment Products, page 119

Quantitative Information about Level 3 Fair Value Measurements, page 128

11.
We note your disclosure of the range of significant unobservable inputs used in the fair value measurement of level 3 assets and liabilities as well as qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. Given the wide range of assumptions for several of the categories, please revise your future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average (e.g., weighted average by notional, principal, etc.).

September 13, 2013
Mr. Hugh West

Response to Comment 11

In future filings, beginning with our next Form 10-Q, the Company will expand the disclosure to provide the weighted average of the significant unobservable inputs reported and state the methodology for calculation thereof.

Note 20 - Consolidated Investment Products, page 119

Quantitative Information about Level 3 Fair Value Measurements, page 128

12.
We note your disclosure that investments in other private equity funds were excluded from the Level 3 table because the fair value was estimated using net asset value as a practical expedient. However, it is not clear to us where you have provided the minimum required disclosures of ASC 820-10-50-6A. Please advise or revise your disclosure in future filings as necessary.

Response to Comment 12

In future filings, beginning with our next Form 10-Q, the Company will provide the expanded disclosures, as requested.

If you have any questions regarding this letter, please do not hesitate to call me at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr
Senior Managing Director and Chief Financial Officer

cc:    PricewaterhouseCoopers LLP
Ernst & Young LLP